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Milan
File No. 042582-0018

Attention:	Jeffrey Riedler, Assistant Director
Jennifer Riegel, Special Counsel
Karen Ubell, Staff Attorney
Lisa Vanjoske, Senior Staff Accountant
Tabatha Akins, Staff Accountant

Re:	OncoMed Pharmaceuticals, Inc.
Registration Statement on Form S-1
File No. 333-181331

Ladies and Gentlemen:

On behalf of OncoMed Pharmaceuticals, Inc. (the “Company” or “OncoMed”), we are hereby filing Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form S-1, which was initially filed with the Securities and Exchange Commission (the “Commission”) on May 11, 2012 (the “Registration Statement”) for the initial public offering of the Company’s common stock, par value $0.001 per share (the “Offering”). For your convenience, we are providing by overnight delivery a courtesy package that includes eight copies of Amendment No. 1, five of which have been marked to show changes from the Registration Statement, as well as a copy of this letter.

Amendment No. 1 has been revised to reflect the Company’s responses to the comments received by email on June 7, 2012, from the staff of the Commission (the “Staff”). For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto.

General

1.	Please file all exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

Response: The Company respectfully acknowledges the Staff’s comment.

2.	Comments on your confidential treatment request will be delivered under separate cover.

Response: The Company respectfully acknowledges the Staff’s comment.

3.

Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments. As you are likely aware, you must file this amendment prior to circulating the prospectus. Please note that when you file a pre-effective amendment that includes your price range, it must be bona fide. We interpret this to mean that your range may not exceed $2 if you price up to $10 and 20% if you price above $10.

Response: The Company respectfully acknowledges the Staff’s comment.

June 15, 2012

4.

Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

Response: The Company respectfully acknowledges the Staff’s comment and submits to the Staff that it will not provide any graphic, visual or photographic information in the printed prospectus prior to its use other than the graphic and visual information contained in its submissions on EDGAR.

Cover Page

5.

Please advise us as to the status of your listing application with the Nasdaq Global Market. If you have filed the listing application or taken any steps beyond your expectation to apply, please update your disclosure accordingly.

Response: The Company respectfully acknowledges the Staff’s comment and submits to the Staff that it filed its listing application with The NASDAQ Global Market on June 13, 2012, which application is currently under review by the exchange. The Company has revised its disclosure on the cover page and on pages 128 and 137 of Amendment No. 1 to indicate that the Company has applied for listing on The NASDAQ Global Market.

Prospectus Summary, page 1

6.	Since you do not have any product candidates in Phase II trials, please revise your table on pages 2 and 76 to remove the heading “Phase II” from the table.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 2 and 75 of Amendment No. 1.

7.

Given your disclosure concerning the partial clinical hold on your demcizumab Phase Ia trial and the adverse effects disclosed on page 11, please provide us with a detailed analysis supporting your conclusion that the use of “tolerable safety profile” on page 2 and elsewhere throughout this prospectus is appropriate without further disclosures of the prior events.

Response: The Company respectfully acknowledges the Staff’s comment and believes that the initial data from the ongoing Phase Ib clinical trials in first-line non-small cell lung cancer, or NSCLC, and first-line pancreatic cancer support the Company’s assertion of a tolerable safety profile of demcizumab. As disclosed on page 12 of the Registration Statement, the Company instituted a new risk mitigation plan to enhance the therapeutic index of demcizumab in these trials in order to maintain efficacy and also manage tolerability of demcizumab. In the ongoing Phase Ib trials, the Company has employed less frequent, or intermittent, dosing or lower dosing of demcizumab in combination with chemotherapy. This change in dosing approach was instituted based on pre-clinical data showing that safety was improved and efficacy was maintained with less frequent dosing of demcizumab. Additionally, the Company has employed other measures in the ongoing Phase Ib trials to ensure patient safety. These measures include exclusion of patients from the trials who are at higher risk for cardiotoxicity, cardiac monitoring using B-type natriuretic peptide, or BNP, blood testing and echocardiography, and intervention with cardioprotective medication like angiotensin-converting enzyme, or ACE, inhibitors. All of these interventions are intended to enhance the tolerability of treatment with demcizumab.

The preliminary safety and efficacy data from the ongoing Phase Ib clinical trials suggest that demcizumab has a tolerable safety profile. In these trials, the Company initiated intermittent dosing or lower dosing of demcizumab and, as of June 13, 2012, the Company enrolled 10 patients on the ongoing NSCLC trial and eight patients on the ongoing pancreatic cancer trial. As of April 27, 2012, in the cohorts of patients dosed after the protocol amendments to the trials described in the paragraph above, with six patients on each trial evaluable for safety, there were no cases of clinically evident cardiotoxicity, no significant rises in BNP and no declines in left ventricular ejection fractions. Manageable hypertension was a common treatment-related adverse event. In addition, no patients treated under the new protocol amendments discontinued for an adverse event that was considered to be related to demcizumab.

June 15, 2012

The Company also respectfully advises the Staff that the Data Safety Monitoring Board (DSMB) reviewed the data from the 2.5 mg/kg once-every-three-week dose cohort in the NSCLC trial and unanimously determined that it was safe to begin enrolling patients in the 5 mg/kg once-every-three-week dose cohort. The DSMB will likewise review the safety and efficacy data for the pancreatic cancer trial when enrollment and follow-up of the cohort is complete. Based on the data from these ongoing Phase Ib trials of demcizumab where the new intermittent and lower dosing approaches have been utilized and other cardiac risk mitigation strategies have been initiated, the Company believes that there is evidence for a tolerable safety profile for demcizumab. As disclosed on page 12 of the Registration Statement, the Company intends to use the data generated from these ongoing Phase Ib trials to obtain authorization from regulatory authorities, including the FDA, to advance demcizumab to Phase II clinical trials in the United States and other countries.

The Company refers the Staff to revised disclosure on pages 2, 12 and 76-79 of Amendment No. 1.

Risk Factors

“If we are required to suspend or discontinue clinical trials due to side effects…,” page 13

8.

You disclose that you have observed adverse events in clinical trials with each of your three product candidates. Please expand your disclosure here and in your Business section to disclose all adverse events and side effects associated with each product candidate.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 13 and 76-80 of Amendment No. 1 to disclose details about the adverse events encountered for each product candidate. The Company advises the Staff that patients enrolled in Phase I clinical trials may have had tumor progression on numerous anti-cancer therapies and in some cases have developed lasting side effects from prior anti-cancer therapy. Furthermore, it may be difficult for Phase I investigators to determine whether an adverse event encountered by a patient is related to or not related to the product candidate. The lack of a placebo-control comparator arm on Phase I trials also further complicates the ability to assess the relationship between an adverse event and a product candidate under study.

The Company also advises the Staff that data regarding adverse events will be updated by the Company as appropriate, including publication and at peer-reviewed medical meetings.

“Failure to successfully validate, develop and obtain regulatory approval for companion diagnostics…,” page 18

9.	Please expand your Business section to clarify the specific product candidates that you intend to also develop companion diagnostics.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 5 and 72 of Amendment No. 1. The Company also respectfully directs the Staff’s attention to the Company’s existing disclosure on page 79 of the Registration Statement regarding predictive biomarkers for anti-Notch2/3 (OMP-59R5) and anti-Notch1 (OMP-52M51).

“Requirements associated with being a public company will increase our costs significantly…,” page 25

10.

Please expand your disclosure regarding the circumstances pursuant to which the company would cease to be an “emerging growth company” to include recognition of total annual gross revenues of $1 billion or more.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 26 of Amendment No. 1.

“We or our collaborators may become subject to third parties’ claims alleging infringement…,” page 27

11.

We note that you disclose that you are aware of U.S. and foreign issued patents and pending patent applications controlled by third parties that may relate to the areas in which you are developing product candidates. If you have received any notice of infringement from any third party, please expand your disclosure to disclose the notice and the circumstances relating thereto.

Response: The Company respectfully acknowledges the Staff’s comment and informs the Staff that the Company believes that it has nothing to disclose in response to this request.

June 15, 2012

“If we are unable to obtain a commercial license agreement for the manufacture of our product candidates…,” page 30

12.

You disclose that you have an existing research license from Lonza to use certain technology and know-how in the production of your biologic product candidates. Please file a copy of this agreement as a material agreement and expand your disclosure to disclose the material terms of this agreement. Alternatively, please provide us with an analysis that supports your conclusion that your business is not substantially dependent on this agreement.

Response: The Company respectfully acknowledges the Staff’s comment. The Company advises the Staff that the research license agreement with Lonza Sales AG (“Lonza”) provides the Company with a license to Lonza technology and know-how for research purposes only, renewable by the Company on an annual basis. Moreover, the Company believes that alternative expression systems similar to the system provided by Lonza are available from other companies for research purposes, and, in the event the Lonza system becomes unavailable to the Company for research use, the Company believes that it could switch to another provider without substantial disruption to the Company’s business. For the foregoing reasons, the Company concludes that the Company is not “substantially dependent” on its research license agreement with Lonza within the meaning of Item 601(b)(10)(ii)(B) of Regulation S-K.

Use of Proceeds, page 45

13.	Please revise your disclosure to disclose a reasonable estimate of the amount of proceeds that will be used for the development of each drug candidate.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 44 of Amendment No. 1.

14.

Please expand your estimated use of proceeds to indicate, as applicable, any terms of your agreements with GSK or Bayer that would influence how the proceeds of the offering are allocated among product candidates. Your disclosure should indicate whether GSK or Bayer, through joint development committees or development plans, for example, will have any input into how the proceeds are allocated.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 7 and 44 of Amendment No. 1. The Company has also revised pages 83-85 of Amendment No. 1 to reflect the level of input GSK and Bayer would have on the allocation of proceeds from the offering.

15.	Please expand your disclosure to estimate the amount of proceeds to fund your research and drug discovery activities related to additional product candidates.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 44 of Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Stock Based Compensation

Common Stock Valuations, page 59

16.	We have reviewed your disclosure with respect to the valuation of your common stock and have the following comments:

•	Quantitatively discuss the significant assumptions used under the different valuation methodologies at each assessment date, including how the enterprise value was estimated and changed.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 59 of Amendment No. 1 to include the market multiples used in determining the Company’s enterprise value for each valuation date. The Company respectfully advises the Staff that, as noted in the Management’s Discussion & Analysis of Financial Condition and Results of Operations section of the Registration Statement, the Company is several years away from generating product revenue, and, accordingly, the Company determined that the applicable market multiple for the Company is based on the Company’s research and development spend. The Company’s other quantitative disclosures, such as the discount rate used, time to liquidity event and the probability of the various exit scenarios in the Company’s OPM and PWERM analyses, as applicable, are included with the June 2010, June 2011 and December 2011 valuation discussions on pages 61-62 of the Registration Statement.

June 15, 2012

•

Qualitatively and quantitatively elaborate on why the receipt of $29 million for the advancement of your collaboration programs in 2011 did not constitute a material change in the business, such that the value of your stock would not be impacted.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 61 of Amendment No. 1. In addition, the Company advises the Staff that the $29.0 million received reflected early-stage events/milestones that could lead to more advanced and value driven events in the future, such as placebo controlled clinical trials.

•

The acceptance of the IND for the anti-Fzd7 (OMP-18R5) program marks the ability of the Company to open clinical sites and then enroll patients in the trial. However, there was no patient study data that the Company believes created a material market value event as a result of this milestone.

•

The selection of the Company’s anti-Notch1 (OMP-52M51) program as the third clinical candidate meant that OMP-52M51 was available to be advanced into clinical development. It has been the Company’s experience that upon achieving this candidate selection milestone, an additional 12 months of development activities, including the production of clinical supplies and completion of GLP toxicology studies, are required before filing an IND application for the candidate. Given that this program was at least one year away from potential clinical testing, the Company believes that no material market value event occurred.

•

The treatment of the first Phase I clinical patient for the anti-Notch2/3 (OMP-59R5) program effectively marks the initiation of the trial. However, the initiation of the trial in and of itself does not represent a material market value creation event.

The main effect of the receipt of the $29.0 million development milestone payments was the ability of the Company to maintain an average cash balance of $114 million from December 31, 2010 to May 31, 2011. This average is consistent with an average balance of $119 million between the contemporaneous valuation dates of June 2010 and June 2011.

•

You indicate that as a result of the GSK amendment, you obtained the full rights to two product candidates, and that the future value of the program will inure to you. Please tell us why this did not impact the valuation of the stock.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the rights returned to the Company by the GSK amendment were for the Company’s demcizumab and anti-DLL4/anti-VEGF bispecific antibody programs. At the time of the GSK amendment, the demcizumab program was on partial clinical hold in the United States for the Phase Ia study due to toxicity issues, meaning patients currently on the study could continue to receive the drug but no new patients could be added, as further described on page 11 of the Registration Statement. The Company also paused the Phase Ib dose escalation safety studies being conducted in Australia and New Zealand until a clinical risk mitigation strategy could be approved and implemented. This approval was received, and dosing in the Phase Ib studies recommenced in November 2011. The anti-DLL4/anti-VEGF program was in the early stages of discovery and was projected to achieve a clinical candidate selection in 2012, which is approximately 12 months before the Company would expect an IND to be filed. As both of these product candidates are unpartnered, the Company will now bear full responsibility for funding both programs. Due to the uncertainty associated with the Phase Ia partial clinical hold for demcizumab, the subsequent delay in dosing in the Phase Ib trials in order to put a risk mitigation plan into effect, the early stage of the anti-DLL4/anti-VEGF bispecific antibody program, and the cost burden to further develop both programs, the Company believes that the receipt of the program rights did not result in an increase in the value of the Company’s common stock.

•

Please tell us why there was no change in the estimated fair value of the stock between September 2011 and November 2011, given the advancement of the clinical trials for demcizumab and the movement of two preclinical programs towards 2012 IND filings. Further, given the number of shares granted during this period, please tell us why no valuation was performed.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that during the period from September 2011 to November 2011 the Company’s demcizumab program remained on partial clinical hold in the United States, and recommencement of dosing in the Phase Ib dose escalation safety studies in Australia and New Zealand did not begin until November 2011. The studies are in an early stage and final data is not expected until the end of 2012. The two preclinical programs Fzd8-Fc (OMP-54F28) and anti-Notch1 (OMP-52M51) were in IND-enabling toxicity studies which did not conclude until the first quarter of 2012. As there were no significant market value creating events in this period, no valuation was deemed necessary.

June 15, 2012

The Company also respectfully advises the Staff that approximately 87% of the shares granted during this period were for the hiring of the then Vice President of Clinical Research, who was hired due to the increased number of current and expected clinical programs. The remaining balance of the shares granted was for three new hires and one promotion to vice president. No shares were granted to other existing employees or key executives during this time period.

•

Please tell us why there was no change in the estimated fair value of the common stock between December 2011 and April 2012, especially considering the filing of the registration statement in May 2012. Tell us why the probability of the IPO did not increase in April 2012.

Response: The Company respectfully acknowledges the Staff’s comment and informs the Staff that, in determining the estimated fair value of the Company’s common stock, the compensation committee of the Company’s board of directors considered the valuation as of December 31, 2011, which resulted in an increase in the Company’s estimated common stock value from $0.80 to $1.40 per share. This substantial increase was primarily based on recognition of the Company’s serious consideration to file a Form S-1 registration statement in the first half of 2012. This consideration led to the use of the PWERM allocation method, adjustments of valuation assumptions such as recognizing the decreased time for an expected liquidity event from 2.5 years to 1.0 year, and a change from valuing the Company’s common stock annually to valuing it every six months.

During the period from December 2011 to April 2012, there were no singular or collective events within the Company that the Company believes resulted in a further increase in the estimated fair value of the Company’s common stock. All three of the Company’s lead clinical programs—demcizumab (OMP-21M18), anti-Notch2/3 (OMP-59R5) and anti-Fzd7 (OMP-18R5)—continued in early clinical development but had yet to complete Phase Ia or Ib dose escalation safety studies. An IND was filed on the Company’s Fzd8-Fc (OMP-54F28) program on April 30, 2012 and was accepted by the FDA on May 29, 2012, and the Company expects to enroll patients in June or July 2012. Given the early nature of these programs, the lack of complete patient data from clinical studies, along with the fact that there were no new stock grants from December 2011 through March 31, 2012, no update to the Company’s common stock valuation was performed.

On April 20, 2012, the December 31, 2011 valuation of $1.40 was approved by the compensation committee of the board of directors and option grants for the purchase of 175,000 shares of common stock were granted on that date. The Company intends to complete a valuation as of the end of June 2012 to correspond to the enrollment of patients in a fourth product clinical trial, the probability of completion of a successful IPO, and the current practice of updating the valuation every six months.

The Company also advises the Staff that the Company’s valuation is influenced by how the biopharmaceutical markets perform broadly and, more specifically, on the pricing and performance of recent IPO transactions.

•

The pricing of biopharmaceutical IPOs significantly impacts the Company’s valuation. Biopharmaceutical IPOs that priced from January 1, 2012 through April 30, 2012 had an average file/offer discount of 33.4%.

•	Broadly, all IPOs that priced between January 1, 2011 and April 30, 2012, on average, priced down 35.4% and were up only 16.2% from pricing through April 30, 2012.

•

Although the NASDAQ Biotechnology Index and the AMEX Pharmaceutical Index were up 20.0% and 3.6%, respectively, from January 1, 2012 through April 30, 2012, for the month of April alone, each of these indices was up less than 2.0%.

Given the above information regarding market receptivity to IPOs in the biotechnology sector, the Company does not believe there were any significant external events that would suggest the fair value of the Company’s common stock had increased in April 2012 from the December 31, 2011 valuation.

•

Once you can reasonably estimate the IPO price, qualitatively and quantitatively discuss each significant factor contributing to the difference between each valuation and the estimated IPO price. Please update your schedule of stock options granted to the date of your response to these comments.

Response: The Company respectfully acknowledges the Staff’s comment and undertakes that it will provide a quantitative and qualitative discussion on each significant factor contributing to the difference, if any, between each valuation and the estimated IPO price. The Company informs the Staff that no stock options have been granted since April 20, 2012 to the date of this response letter.

June 15, 2012

•

Disclose in your discussion here the intrinsic value of the outstanding vested and unvested options based on the estimated IPO price and the options outstanding as of the most recent balance-sheet date presented in the registration statement.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 60 of Amendment No. 1 with placeholder disclosure. The Company undertakes that it will complete such disclosure when it has an estimated IPO price.

Business

Understanding Cancer, page 73

17.	Please expand your disclosure to attribute the statistics in the first paragraph of this section to the source from which you obtained the information.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 72 of Amendment No. 1.

Demcizumab (OMP-21M18, Anti-DLL4), page 76

18.

You disclose that the depiction on page 77 is of the best percent change in measurable tumor lesions for the 47 patients enrolled in the Phase Ia study. Please clarify what you mean by “best percent change” and how it is distinct from a RECIST response. Similarly, please clarify what you mean by “Best Response” in the depiction on page 78.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 76 of Amendment No. 1.

19.

Please expand your disclosure relating to the toxicity profile of demcizumab to describe the events as set forth on page 11. Your disclosure should indicate how the toxicity profile and resulting clinical hold affected the development of demcizumab, specifically the initiation of two Phase 1b trials prior to moving forward to a Phase II trial.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 12 and 77-79 of Amendment No. 1.

20.

In describing the results to date in your Phase 1b trials we note your statement that “these trials are ongoing, and results may change over time as more patients are enrolled.” Please further highlight the limitations of these preliminary results and the limited number of assessable patients. Additionally, to the extent any toxicity or adverse results beyond those described in the context of the Phase 1a trials have been observed, please disclose such results.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 76-79 of Amendment No. 1.

21.	Please disclose the definition of a RECIST partial response and complete response.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 76 of the Registration Statement. The Company respectfully advises the Staff that no definition of a RECIST complete response is provided given that no RECIST complete response has occurred in the Company’s trials.

22.	For each trial, please disclose the number of patients that have left the trial prior to completion. To the extent known, please disclose the reasons why patients have left the respective trials.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that patients on the Company’s Phase I clinical trials of demcizumab discontinued from the studies for reasons common to early phase oncology clinical trials. These reasons included, for example, progression of disease, adverse events and physician or patient preference. The rates of discontinuation were different across the Phase I trials in large part because they were conducted in different patient populations, such as refractory solid tumor patients (Phase Ia) or in chemotherapy naïve first-line patients with NSCLC or pancreatic cancer who were also receiving the product candidate in combination with standard chemotherapy (Phase Ib). Additionally, the Company paused several of these trials as the Company instituted its risk mitigation strategy, which also led to patient discontinuations.

June 15, 2012

Anti-Notch2/3 (OMP-59R5), page 79

23.

You disclose that you plan to present results of your Phase 1 dose escalation trial at the annual ASCO meeting in June 2012. Please confirm that you will expand your disclosure to disclose any material information which you present at that conference.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 79 of Amendment No. 1.

Cancer Stem Cell Technologies, page 80

24.

You disclose that your novel single-cell gene expression analysis platform originated from an ongoing research collaboration with Fluidigm Corporation to access their microfluidics technologies. Please provide us with an analysis that supports your determination that you are not substantially dependent on this agreement. Alternatively, please file a copy of the agreement and expand your disclosure to disclose the material terms of the agreement.

Response: The Company respectfully acknowledges the Staff’s comment. The Company advises the Staff that there is no written or oral agreement governing the Company’s collaboration with Fluidigm Corporation (“Fluidigm”). The collaboration is an informal arrangement whereby the Company has regularly purchased supplies from Fluidigm on a purchase order basis, Fluidigm has provided support to the Company in using the Fluidigm microfluidics system the Company purchased, the Company has shared data with Fluidigm generated using Fluidigm’s technology for Fluidigm’s use, the Company has participated in a scientific conference with Fluidigm, and the Company expects that Fluidigm will share information with the Company on new technologies as they become available, but there is no legally binding continuing obligation to do any of the foregoing. The Company therefore submits to the Staff that it has no “agreement” with Fluidigm regarding this collaboration that would be required to be filed pursuant to Item 601(b)(10) of Regulation
S-K.

Moreover, the Company advises the Staff that other sources of supply are available from other suppliers for alternative technologies to which the Company could switch without substantial disruption to the Company’s business. Additionally, Fluidigm’s technology is not essential to the Company’s drug discovery efforts and did not play a substantial role in the discovery and development of any of the Company’s five leading product candidates. The Company therefore advises the Staff that, even if the Company did have a collaboration agreement with Fluidigm, the Company is not “substantially dependent” on its collaboration with Fluidigm within the meaning of Item 601(b)(10)(ii)(B) of Regulation S-K.

The Company also refers the Staff to revised disclosure on page 81 of Amendment No. 1.

Strategic Alliance with GSK, page 82

25.

We note your disclosure that you will be entitled to “double-digit royalties on net product sales.” Please revise your disclosure here and throughout the filing to indicate a range of royalties not to exceed ten percentage points.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 3, 15, 52, 70 and 83 of Amendment No. 1.

26.

Please expand your disclosure to describe the role of the Joint Steering Committee and any sub-teams or sub-committees in your research and development decisions and resource allocation with respect to product candidates covered by the agreement with GSK. Please describe the parties’ relative input and control in determining the development path for covered drug candidates.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 83-84 of Amendment No. 1.

27.

Please expand your disclosure to indicate whether you have any minimum expenditure or investment requirements with respect to the product candidates covered by your agreement with GSK. Specifically, please indicate whether any term of your agreement with GSK will influence how the proceeds of this offering product candidates. If there are no such provisions, please so state.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 83-84 of Amendment No. 1.

June 15, 2012

28.

Please expand your disclosure to indicate whether GSK’s rights with regard to these two product candidates relate to all possible indications, a particular indication or a set number of potential indications. Further, please indicate whether GSK’s election to exercise its option with respect to either product candidate would entitle it to pursue development of the product candidate for multiple indications or only for the particular indication that was the subject of the proof-of-concept or earlier stage clinical trials.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 83 of Amendment No. 1.

Strategic Alliance with Bayer, page 82

29.

We note your disclosure that you will be entitled to “double-digit royalties on net product sales.” Please revise your disclosure here and throughout the filing to indicate a range of royalties not to exceed ten percentage points.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 4, 15-16, 53, 71 and 84 of Amendment No. 1.

30.

Please expand your disclosure to describe the role of the Joint Steering Committee or the Joint Development Sub-Committee in your research and development decisions and resource allocation with respect to product candidates covered by the agreement with Bayer. Please describe the parties’ relative input and control in determining the development path for covered drug candidates.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 84-85 of Amendment No. 1.

31.

Please expand your disclosure to indicate whether you have any minimum expenditure or investment requirements with respect to the product candidates covered by your agreement with Bayer. Specifically, please indicate whether any term of your agreement with Bayer will influence how the proceeds of this offering are allocated among your research and development activities or for particular product candidates. If there are no such provisions, please so state.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 84-85 of Amendment No. 1.

32.

You disclose that in April 2011, you entered into a clinical manufacturing agreement which expanded your alliance with Bayer. Please file a copy of this agreement as a material agreement and expand your disclosure to disclose the material terms of this agreement. Alternatively, please provide us with an analysis that supports your conclusion that your business is not substantially dependent on this agreement.

Response: The Company respectfully acknowledges the Staff’s comment. The Company informs the Staff that the clinical manufacturing agreement with Bayer relates to the production of a single cGMP manufacturing run of Fzd8-Fc (OMP-54F28), which has been completed. To the extent the Company needs additional batches of OMP-54F28, the Company could use Bayer, Lonza or a number of other contract manufacturers without substantial disruption to the Company’s business. Bayer is still conducting certain stability studies for the Company under the agreement, but those studies could be moved to other contractors without a significant impact to the Company or the associated program. For the foregoing reasons, the Company concludes that it is not “substantially dependent” on its clinical manufacturing agreement with Bayer within the meaning of Item 601(b)(10)(ii)(B) of Regulation S-K.

MorphoSys, page 84

33.

Please expand your disclosure to disclose all of the material terms of your agreements with MorphoSys, including the aggregate amounts paid under each agreement to date, the aggregate milestone payments that may be due under each agreement and the products to which each of the antibodies relate.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 86 and F-17 of Amendment No. 1.

June 15, 2012

Description of Capital Stock

Common Stock, page 124

34.	In addition to the threshold for election of directors, please expand your disclosure to include the voting threshold for all matters that may be voted on by stockholders.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 125 and 127 of Amendment No. 1.

Shares Eligible for Future Sale, page 128

35.	Once available, please file copies of each of the lock-up agreements.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the form of lock-up agreement between the underwriters and certain of the Company’s stock and option holders will be filed as an exhibit to the Underwriting Agreement, which will be filed as Exhibit 1.1 to a future amendment to the Registration Statement.

Notes to Financial Statements

9. License Agreement, page F-16

36.	Please revise your disclosure to clarify when the worldwide license agreement with the University of Michigan was acquired and the amount of the upfront fee.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page F-16 of Amendment No. 1.

11. Collaborations

GSK Strategic Alliance, page F-18

37.

Please disaggregate the amount of future milestone payments as required under ASC 605-28-50-2b. Disclose the milestones achieved that resulted in milestone revenue being recognized during the periods presented. Further, please revise your disclosure throughout the filing to consistently reflect this disclosure.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages F-18, F-19 and F-38 of Amendment No. 1. The Company has also updated pages 63-65 of Amendment No. 1 to reflect this revised disclosure.

Bayer Strategic Alliance, page F-19

38.

Please disaggregate the development, regulatory approval and commercialization milestone payments of $387.5 million and $112.0 million, as required under ASC605-28-50-2b. Further, please tell why you have not provided further breakout of the future milestone payments of $119 million, $517.5 million, and $670.0 million in accordance with the aforementioned guidance. Disclose the milestones achieved that resulted in milestone revenue being recognized during the periods presented. Further, please revise your disclosure throughout the filing to consistently reflect this disclosure.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages F-19, F-20 and F-38 of Amendment No. 1. The Company has also updated page 63 of Amendment No. 1 to reflect this revised disclosure.

12. Convertible Preferred Stock and Stockholders’ Deficit

Conversion Rights, page F-21

39.

Please clarify the nature of the “certain adjustments for antidilution”. Also include a detailed discussion of any accounting implications that such adjustments would involve as well as whether any such adjustments have been made in the past.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page F-21 of Amendment No. 1. The Company undertakes that it will disclose, as appropriate, any accounting implications that adjustments for antidilution would involve in the event that such adjustments occur in the future.

June 15, 2012

13. Stock Incentive Plan, page F-22

40.	Please tell us why the volatility remained the same for each period presented in the financial statements.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page F-24 of Amendment No. 1. The Company respectfully advises the Staff that the Company established volatility based on computing the weighted average volatility for comparable publicly traded biopharmaceutical companies and then evaluated if that average was materially consistent with the 75.0% utilized in the Company’s Black-Scholes option pricing model. The weighted average volatility for the comparable companies was 76.3%, 67.2% and 64.5%, for 2009, 2010 and 2011, respectively. As the Company’s stage of development is earlier than the majority of the publicly traded biopharmaceutical companies included in the analysis, the Company believes it was reasonable to establish the volatility used in the Black-Scholes option pricing model at 75.0% to reflect the fact that the Company’s pipeline is not as advanced as most of those of the publicly traded companies.

The Company evaluated the impact of using its computed weighted average volatilities compared to the 75.0% and the differences were immaterial to each period presented and cumulatively.

The Company also advises the Staff that there were no option grants during the three month period ended March 31, 2012.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-4662 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Brian D. Paulson

Brian D. Paulson

of LATHAM & WATKINS LLP

cc:	Paul J. Hastings, OncoMed Pharmaceuticals, Inc.
William D. Waddill, OncoMed Pharmaceuticals, Inc.
Alicia J. Hager, OncoMed Pharmaceuticals, Inc.
Donald J. Murray, Covington & Burling LLP
Alan C. Mendelson, Latham & Watkins LLP
Mark V. Roeder, Latham & Watkins LLP